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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

i-STAT CORPORATION
(Name of Subject Company (Issuer))

Senator Acquisition Corporation
a wholly owned subsidiary of
ABBOTT LABORATORIES
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.15 PER SHARE
(together with associated preferred stock purchase rights)
(Title of Class of Securities)

450312 10 3
(CUSIP Number of Class of Securities)

Jose M. de Lasa
Senior Vice President and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400
(847) 937-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
 James T. Lidbury
Mayer, Brown, Rowe & Maw LLP
190 South LaSalle Street
Chicago, Illinois 60603
Telephone: (312) 782-0600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$394,369,898	$31,905

*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of (i) the 20,295,167 outstanding shares of common stock of i-STAT Corporation (the "Company"), together with the associated preferred stock purchase rights (the "Common Shares"), less the 2,000,000 Common Shares owned by the filing persons, at a price of $15.35 per Common Share, (ii) 4,501,515 Common Shares issuable upon conversion of the 30,000 outstanding shares of Series D Convertible Preferred Stock of the Company, at a price of $15.35 per Common Share, (iii) 1,875,357.5 Common Shares subject to outstanding six-year warrants at a price of $7.35 per Common Share (representing the offer price of $15.35 per Common Share less the exercise price of $8.00 per Common Share), and (iv) 3,636,649 Common Shares subject to outstanding options granted under the Company's employee stock option plans at a price of $8.43 per Common Share (representing the offer price of $15.35 per Common Share less the weighted average exercise price of $6.92 per Common Share). The calculation of the filing fee is based on the Company's representation of its capitalization as of December 19, 2003.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2004, issued on November 24, 2003, equals .008090% of the transaction value, or $31,905.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO relates to the offer by Senator Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"), to purchase (i) all of the outstanding shares of common stock, par value $.15 per share, of i-STAT Corporation, a Delaware corporation (the "Company"), together with the associated preferred stock purchase rights issued pursuant to the Stockholder Protection Agreement, dated as of June 26, 1995, between the Company and Wachovia Bank N.A., as rights agent (the "Common Shares"), at a price of $15.35 per Common Share, (ii) all of the outstanding shares of Series D Convertible Preferred Stock, par value $.10 per share, of the Company (the "Series D Shares"), at a price per Series D Share equal to $15.35 multiplied by the number of Common Shares issuable upon conversion of a Series D Share as of the final expiration of the offer, without regard to certain restrictions on beneficial ownership, and (iii) all of the outstanding six-year warrants to purchase Common Shares expiring in 2007 and having an exercise price of $8.00 per Share (the "Warrants" and, together with the Common Shares and the Series D Shares, the "Securities") at a price of $7.35 per Common Share purchasable pursuant to each such warrant, in each case net to the seller in cash and without interest.

        The terms and conditions of the offer are described in the Offer to Purchase, dated December 29, 2003 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

        Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 11 of this Statement and is supplemented by the information specifically provided herein.

Item 1.    Summary Term Sheet

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The subject company and issuer of the securities subject to the offer is i-STAT Corporation, a Delaware corporation. Its principal executive office is located at 104 Windsor Center Drive, East Windsor, NJ, 08520 and its telephone number is (609) 443-9300.

        (b)   The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

        (c)   The information set forth in the section of the Offer to Purchase entitled "Price Range of Common Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of the Filing Person.

        (a), (b), (c)    The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Abbott and the Purchaser" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)(1)(i)-(viii), (x), (xii)    The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Terms of the Offer," "Acceptance for Payment and Payment for Securities," "Procedures for Accepting the Offer and Tendering Securities," "Withdrawal Rights," "Certain United

States Federal Income Tax Consequences," "Certain Effects of the Offer" and "Certain Conditions of the Offer" is incorporated herein by reference.

        (a)(1)(ix), (xi)    Not Applicable.

        (a)(2)(i)-(v) and (vii)    The information set forth in the sections of the Offer to Purchase entitled "Certain United States Federal Income Tax Consequences," "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Documents" and "Purpose of the Offer; Plans for the Company" is incorporated herein by reference.

        (a)(2)(vi)    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b)    The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Abbott and the Purchaser," "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Documents" and "Purpose of the Offer; Plans for the Company" is incorporated herein by reference.

Item 6.    Purpose of the Tender Offer and Plans or Proposals.

        (a), (c)(1), (c)(3-7)    The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Documents," "Purpose of the Offer; Plans for the Company," "Dividends and Distributions" and "Certain Effects of the Offer" is incorporated herein by reference.

        (c)(2)    None.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

        (b), (d)    Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Certain Information Concerning Abbott and the Purchaser," "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Documents," "Purpose of the Offer; Plans for the Company" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the Introduction and in the section of the Offer to Purchase entitled "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1)    The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Abbott and the Purchaser" and "The Transaction Documents" is incorporated herein by reference.

        (a)(2) and (a)(3)    The information set forth in the sections of the Offer to Purchase entitled "Terms of the Offer," "The Transaction Documents," "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(4)    The information set forth in the section of the Offer to Purchase entitled "Certain Effects of the Offer" is incorporated herein by reference.

        (a)(5)    None.

        (b)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase dated December 29, 2003
(a)(1)(B)	Letter of Transmittal for tender of Common Shares
(a)(1)(C)	Letter of Transmittal for tender of Series D Shares and Warrants
(a)(1)(D)	Notice of Guaranteed Delivery
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(G)	Option Election
(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9
(a)(1)(I)	Summary Advertisement as published in The Wall Street Journal on December 29, 2003
(a)(5)(A)	Press Release issued by Abbott on December 15, 2003 (incorporated by reference to the Schedule TO filed by Abbott on December 15, 2003)
(b)	Not applicable
(d)(1)
Agreement and Plan of Merger, dated as of December 12, 2003, by and among Abbott, the Purchaser and i-STAT Corporation (incorporated by reference to Exhibit 99(a)(1) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(d)(2)
Tender Agreement, dated as of December 12, 2003, by and among Abbott and Cerberus Capital Management, LP (incorporated by reference to Exhibit 99(a)(2) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(d)(3)
Tender Agreement, dated as of December 12, 2003, by and among Abbott and Bruce F. Basarab (incorporated by reference to Exhibit 99(a)(3) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(d)(4)
Tender Agreement, dated as of December 12, 2003, by and among Abbott and J. Robert Buchanan (incorporated by reference to Exhibit 99(a)(4) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(d)(5)
Tender Agreement, dated as of December 12, 2003, by and among Abbott and Sam H. Eletr (incorporated by reference to Exhibit 99(a)(5) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)

(d)(6)
Tender Agreement, dated as of December 12, 2003, by and among Abbott and Daniel R. Frank (incorporated by reference to Exhibit 99(a)(6) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(d)(7)
Tender Agreement, dated as of December 12, 2003, by and among Abbott and William P. Moffitt (incorporated by reference to Exhibit 99(a)(7) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(d)(8)
Tender Agreement, dated as of December 12, 2003, by and among Abbott and Lorin J. Randall (incorporated by reference to Exhibit 99(a)(8) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(d)(9)
Tender Agreement, dated as of December 12, 2003, by and among Abbott and Lionel N. Sterling (incorporated by reference to Exhibit 99(a)(9) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(d)(10)
Tender Agreement, dated as of December 12, 2003, by and among Abbott and Anne M. VanLent (incorporated by reference to Exhibit 99(a)(10) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(d)(11)
Tender Agreement, dated as of December 12, 2003, by and among Abbott and Michael P. Zelin (incorporated by reference to Exhibit 99(a)(11) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(g)	Not applicable
(h)	Not applicable

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABBOTT LABORATORIES

	By:	/s/ RICHARD A. GONZALEZ
	Name:	Richard A. Gonzalez
	Title:	President and Chief Operating Officer, Medical Products Group

SENATOR ACQUISITION CORPORATION

	By:	/s/ THOMAS C. FREYMAN
	Name:	Thomas C. Freyman
	Title:	President
Dated: December 29, 2003

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(1)(A)	Offer to Purchase dated December 29, 2003
(a)(1)(B)	Letter of Transmittal for tender of Common Shares
(a)(1)(C)	Letter of Transmittal for tender of Series D Shares and Warrants
(a)(1)(D)	Notice of Guaranteed Delivery
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(G)	Option Election
(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9
(a)(1)(I)	Summary Advertisement as published in The Wall Street Journal on December 29, 2003
(a)(5)(A)	Press Release issued by Abbott on December 15, 2003 (incorporated by reference to the Schedule TO filed by Abbott on December 15, 2003)
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of December 12, 2003, by and among Abbott, the Purchaser and i-STAT Corporation (incorporated by reference to Exhibit 99(a)(1) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(d)(2)	Tender Agreement, dated as of December 12, 2003, by and among Abbott and Cerberus Capital Management, LP (incorporated by reference to Exhibit 99(a)(2) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(d)(3)	Tender Agreement, dated as of December 12, 2003, by and among Abbott and Bruce F. Basarab (incorporated by reference to Exhibit 99(a)(3) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(d)(4)	Tender Agreement, dated as of December 12, 2003, by and among Abbott and J. Robert Buchanan (incorporated by reference to Exhibit 99(a)(4) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(d)(5)	Tender Agreement, dated as of December 12, 2003, by and among Abbott and Sam H. Eletr (incorporated by reference to Exhibit 99(a)(5) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(d)(6)	Tender Agreement, dated as of December 12, 2003, by and among Abbott and Daniel R. Frank (incorporated by reference to Exhibit 99(a)(6) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(d)(7)	Tender Agreement, dated as of December 12, 2003, by and among Abbott and William P. Moffitt (incorporated by reference to Exhibit 99(a)(7) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(d)(8)	Tender Agreement, dated as of December 12, 2003, by and among Abbott and Lorin J. Randall (incorporated by reference to Exhibit 99(a)(8) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(d)(9)	Tender Agreement, dated as of December 12, 2003, by and among Abbott and Lionel N. Sterling (incorporated by reference to Exhibit 99(a)(9) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)

(d)(10)	Tender Agreement, dated as of December 12, 2003, by and among Abbott and Anne M. VanLent (incorporated by reference to Exhibit 99(a)(10) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(d)(11)	Tender Agreement, dated as of December 12, 2003, by and among Abbott and Michael P. Zelin (incorporated by reference to Exhibit 99(a)(11) to Abbott's Amendment No. 2 to Schedule 13D filed on December 16, 2003)
(g)	Not applicable
(h)	Not applicable

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information.
  Item 3. Identity and Background of the Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purpose of the Tender Offer and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX